File No. __________

	      UNITED STATES SECURITIES AND EXCHANGE COMMISSION
			  Washington, D. C.  20549

				 FORM U-3A-2

STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

		    To Be Filed Annually Prior to March 1

				IDACORP, Inc.
			      (Name of Company)

HEREBY FILES WITH THE SECURITIES AND EXCHANGE COMMISSION, PURSUANT TO RULE 2, ITS STATEMENT CLAIMING EXEMPTION AS A HOLDING COMPANY FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, AND SUBMITS THE FOLLOWING
INFORMATION:

1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR
   (EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST, AS OF DECEMBER 31, 2001.

Name/                              Location and
(State of Organization)            Nature of Business


IDACORP, Inc.                      Principal Executive Office
(Idaho)                            located at 1221 W Idaho Street
				   Boise, Idaho  83702-5627
				   Holding Company

	  Subsidiaries of IDACORP, Inc.

Idaho Power Company                Boise, Idaho
(Idaho)                            Electric Utility

Ida-West Energy Company            Boise, Idaho
(Idaho)                            Electrical Generation

IDACORP Services Co.               Boise, Idaho
(Nevada)                           Marketing Company

IDACORP Energy Services Co.        Boise, Idaho
(Nevada)                           Marketing Company

IDACORP Technologies Inc.          Boise, Idaho
(Idaho)                            Research and Development

Idaho Solar Power, LLC             Boise, Idaho
(Washington)                       Solar Energy

IDACORP Financial Services, Inc.   Boise, Idaho
(Idaho)                            Non-Utility Investments

IDACOMM, Inc.                      Boise, Idaho
(Idaho)                            Broadband Service Provider



	  Subsidiaries of Idaho Power Company

Idaho Energy Resources Co.         Boise, Idaho
(Wyoming)                          Coal Mining

Pathnet/Idaho Power Equipment, LLC Boise, Idaho
(Delaware)                         Microwave Communications



	  Subsidiaries of Ida-West Energy Company

Y-8 Power Company                  Boise, Idaho
(Idaho)                            Electrical Generation

Falls River Hydro Company          Boise, Idaho
(Idaho)                            Electrical Generation

Hazelton Power Company             Boise, Idaho
(Idaho)                            Electrical Generation

Wilson Power Company               Boise, Idaho
(Idaho)                            Electrical Generation

I-W Land Company                   Boise, Idaho
(Idaho)                            Land Development for Electrical Generation

Ida-West Operating Services, Inc.  Boise, Idaho
(Idaho)                            Electrical Generation

South Forks Hydro Company          Boise, Idaho
(Idaho)                            Electrical Generation

Ida-West Acquisition Company       Boise, Idaho
(Idaho)                            Electrical Generation

Hermiston Power Company            Boise, Idaho
(Oregon)                           Electrical Generation

Garnet Power Company               Boise, Idaho
(Idaho)                            Electrical Generation



	  Subsidiaries of IDACORP Energy Services, Co.

IDACORP Energy LP                  Boise Idaho
(Delaware)                         Energy  Marketing



	  Subsidiaries of IDACORP Technologies, Inc.

IdaTech, LLC                       Bend, Oregon
(Oregon)                           Fuel Cell Research and Development


2.A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS
  SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

     IDACORP, Inc. (Company) owns no property used in the generation, transmission, or distribution of electricity or for the production, transmission and distribution of natural or manufactured gas. IDACORP, Inc. has no public utility subsidiaries that own properties used in the production, transmission and distribution of natural or manufactured gas.

     Idaho Power Company ("IPC") is an electric public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in an approximately 20,000-square-mile area in southern Idaho and eastern Oregon, with an estimated population of 873,000. IPC is the only public utility subsidiary of IDACORP, Inc. that owns properties used in the generation, transmission or distribution of electric energy. IPC holds franchises in approximately 72 cities in Idaho and ten cities in Oregon, and holds certificates from the respective public utility regulatory authorities to serve all or a portion of 28 counties in Idaho and three counties in Oregon. As of December 31, 2001, IPC supplied electric energy to over 401,000 general business customers and had 1,688 full-time employees.

     IPC's system includes 15 hydroelectric generating plants located in southern Idaho and two located in eastern Oregon (see Company's Annual Report on Form 10-K file number 1-3198 for more information). IPC also owns one gas-fired plant located in Idaho and shares ownership in three coal-fired generating plants located in Wyoming, Oregon and Nevada.

     IPC owns approximately 4,653 miles of high voltage transmission lines; 21 step-up transmission substations located at power plants; 18 transmission substations; 7 transmission switching stations; and 208 energized distribution substations. These facilities are located in Idaho, Oregon, Wyoming, Nevada and Montana.

     IPC's generating facilities are interconnected through its integrated transmission system and are operated on a coordinated basis to achieve maximum load-carrying capability and reliability. Through its connections with the Bonneville Power Administration, and other utilities, IPC has access to all the major electric systems in the West.


3.THE FOLLOWING INFORMATION FOR THE LAST CALENDAR YEAR (2001) WITH RESPECT
  TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

     (A) NUMBER OF KWH OF ELECTRIC ENERGY SOLD (AT RETAIL OR WHOLESALE), AND MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL.

     (B)  NUMBER OF KWH OF ELECTRIC ENERGY AND MCF. OF NATURAL OR
	  MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED.

     (C) NUMBER OF KWH OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS SOLD AT WHOLESALE OUTSIDE THE STATE IN WHICH EACH SUCH
	  COMPANY IS ORGANIZED, OR AT THE STATE LINE.

     (D) NUMBER OF KWH OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS PURCHASED OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED OR AT THE STATE LINE.

     Claimant: None

     Idaho Power Company:

						       MWh
						Retail     Wholesale
						 (thousands of MWh)
     (a) Number of MWH of electricity
	 energy sold:
	    Idaho                               12,392      1,487
	    Oregon                                 626         55
	    Nevada                                  13         75
	    Arizona                                           122
	    California                                          1
	    Montana                                             1
	    New Mexico                                          2
	    Utah                                                1
	    Washington                                        643
     (b) Number of MWH of electric
	 energy distributed at
	 retail outside the state             639 (see (a) above)
     (c) Number of MWH of electric energy
	 sold at wholesale outside the state
	 or at the state line                     (see (a) above)

     (d) Number of MWH of electric energy
	 purchased outside the state or at        MWh Purchases
	 the state line:                       (thousands of MWh)
	    Idaho                                     2,252
	    Oregon                                      131
	    Arizona                                     122
	    California                                    1
	    Washington                                1,220




4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES
   DOLLARS:

     (A) NAME, LOCATION, BUSINESS ADDRESS AND DESCRIPTION OF THE FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS.

     (B) NAME OF EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN SUCH EWG OR FOREIGN UTILITY COMPANY, AND DESCRIPTION OF THE INTEREST HELD.

     (C) TYPE AND AMOUNT OF CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE OF THE SECURITY OF THE EWG OR FOREIGN UTILITY COMPANY BY THE HOLDING COMPANY CLAIMING EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR FOREIGN UTILITY COMPANY.

     (D) CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN UTILITY COMPANY DURING THE REPORTING PERIOD.

     (E) IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM COMPANY, AND DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD AND FEES OR REVENUES UNDER SUCH AGREEMENT(S).

	  None






				  EXHIBIT A

			    FINANCIAL STATEMENTS


	  Description of Exhibit

     Consolidating statements of income and retained earnings for the calendar year 2001 together with the consolidating balance sheets as of December 31, 2001 for IDACORP, Inc., Idaho Power Company, Ida-West Energy Company, IDACORP Energy Services Co., IDACORP Technologies, Inc., and their respective subsidiaries.






				  EXHIBIT B

      ORGANIZATIONAL CHART SHOWING RELATIONSHIP OF EACH EWG OR FOREIGN UTILITY
	   COMPANY TO ASSOICATE COMPANIES IN THE HOLDING COMPANY SYSTEM.

     None.




				 SIGNATURES



The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officers on the 29th day of March, 2002.

				IDACORP, Inc.



			  By:/s/ Jan B. Packwood
				 Jan B. Packwood
				 President and Chief
				 Executive Officer and Director
(Corporate Seal)


			  By:/s/ Darrel T. Anderson
				 Darrel T. Anderson
				 Vice President, Chief Financial
				 Officer and Treasurer



Attest:


			  By:/s/ Robert W. Stahman
				 Robert W. Stahman
				 Vice President, General
				 Counsel and Secretary



Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

			     Darrel T. Anderson
		       Vice President, Chief Financial
			    Officer and Treasurer
				 P.O. Box 70
			     Boise, Idaho  83707
			       (208) 388-2650



				EXHIBIT INDEX

			   Description of Exhibits




     Consolidating statements of income and retained earnings for the calendar year 2001 together with the consolidating balance sheets as of December 31, 2001 for IDACORP, Inc., Idaho Power Company, Ida-West Energy Company, IDACORP Energy Services Co., IDACORP Technologies, Inc., and their respective subsidiaries.






     THE COMPANY IS REQUESTING CONFIDENIALITY FOR THE
     FINANCIAL STATEMENTS ENDED DECEMBER 31, 2001 OF THIS U-3A-2
     FILING.  THIS REQUEST IS BEING MADE PURSUANT TO SECTION 22b
     OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 AND RULE
     104 THEREUNDER.